SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 33-18099-NY

NOTIFICATION OF LATE FILING

☒ Form 10-K    ☐ Form 11-K    ☐ Form 20-F    ☐ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K       ☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F        ☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant	Quest Patent Research Corporation
Address of principal executive office city, state and zip code	411 Theodore Fremd Ave., Suite 206S Rye, NY 10580-1411

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Because of the lack of resources, the compilation, dissemination and review of the information required to be presented in the Form 10-K for the year ended December 31, 2015 has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. The Company intends to file the Form 10-K for the year ended December 31, 2015 no later than 15 days after its original filing date.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Jon C. Scahill, Chief Executive Officer	(888)	743-7577
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a loss of approximately $328,000 on revenues of approximately $498,000 for the year ended December 31, 2015, as compared with a net loss of approximately $162,000 on revenues of $941,000 for the year ended December 31, 2014. Because of the lack of resources, the compilation, dissemination and review of the information required to be presented in the Form 10-K for the year ended December 31, 2015 has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. The Company intends to file the Form 10-K for the year ended December 31, 2015 no later than 15 days after its original filing date.

Quest Patent Research Corporation

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 30, 2016	By:	/s/ Jon C. Scahill
Jon C. Scahill, Chief Executive Officer